UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

TANK SPORTS, INC.

(Name of Issuer)

Common Stock $0.001 Par Value

(Title of Class of Securities)

87583U 10 5

(CUSIP Number)

Jing Jing Long
10925 Schmidt Road
El Monte, CA 91733
(626) 350-4039
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87583U 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jing Jing Long

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,000,000

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power 4,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49.23%

14.	Type of Reporting Person (See Instructions) CP

Item 1.	Security and Issuer
This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 10925 Schmidt Road, El Monte, California 91733

Item 2.	Identity and Background

This statement is being filed by Jing Jing Long, an individual whose business address is 10925 Schmidt Road, El Monte, California 91733. Jing Jing Long is a citizen of the United States of America.

Jing Jing Long is the President of Tank Sports, Inc.

  During the last five years, Ms. Long has not been convicted in any criminal proceeding, nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The source of funds used in making the purchase of the Common Stock purchased directly by Ms. Long was personal funds. The aggregate amount of consideration in making such purchase was $ 5,000.00.

Item 4.	Purpose of Transaction
Ms. Long originally acquired the Common Stock for investment in the ordinary course of business.

Ms. long does not have any present plan or proposal that would relate to or result in any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           Pursuant to Rule 13d-3, Ms. Long may be deemed to own beneficially 4,000,000 shares of Common Stock, which represents 49.23% of all outstanding shares of Common Stock.

(b)           Ms. Long individually has the sole power to vote 4,000,000 shares of Common Stock and dispose of 4,000,000 shares of Common Stock.  Ms. Long does not share voting power with respect to the 4,000,000 share of Common Stock beneficially owned by Ms. Long.

(c) Ms. Long has not effected any transactions in the Company’s Common Stock in the past sixty days. (d) Not Applicable (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable

Item 7.	Material to Be Filed as Exhibits
Not Applicable

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2006	/s/ Jing Jing Long
Jing Jing Long